AGS Hospitality LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	442,579.62
Tips Collected and Paid	-44,346.58
Total Income	**$398,233.04**
Cost of Goods Sold	
Cost of Goods Sold	65,752.11
merchant services	7,008.97
Total Cost of Goods Sold	**72,761.08**
Purchases	22,926.79
Beer/wine purchase	4,298.94
Total Purchases	**27,225.73**
Total Cost of Goods Sold	**$99,986.81**
GROSS PROFIT	**$298,246.23**
Expenses	
Advertising & Marketing	5,040.70
Bank Charges & Fees	2,665.76
Car & Truck	241.93
parking	412.40
Total Car & Truck	**654.33**
Equipment	2,187.08
Insurance	
Insuranse	6,646.80
Total Insurance	**6,646.80**
Interest Paid	1,386.94
Job Supplies	569.45
Legal & Professional Services	1,800.00
Linen Expense	1,322.87
Meals & Entertainment	182.42
Merchant Fees	2,265.28
Office Supplies & Software	2,203.05
Office/General Administrative Expenses	239.76
Officer's Compensation	32,069.55
Payroll Expense	105,260.68
Payroll Processing Fees	2,004.25
Payroll Tax Expense	21,095.44
Profit Sharing	11,000.00
Rent & Lease	61,862.24
Rental Equipment	1,155.50
Repairs & Maintenance	5,382.56
Taxes & Licenses	2,483.46

AGS Hospitality LLC

Profit and Loss

January - December 2022

	TOTAL
Utilities	8,074.27
Total Expenses	**$277,552.39**
NET OPERATING INCOME	**$20,693.84**
Other Income	
Interest Income	0.13
Total Other Income	**$0.13**
Other Expenses	
Amortization Expense	513.00
Depreciation Expense	11,748.00
Total Other Expenses	**$12,261.00**
NET OTHER INCOME	**$ -12,260.87**
NET INCOME	**$8,432.97**

AGS Hospitality LLC

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
CHASE BUS TOTAL SAV (1275)	0.00	0.00
Checking	17,602.14	14,761.07
Key Bank	0.00	38.42
Petty Cash	1,000.00	
Savings- 5395	56.72	2,900.44
Total Bank Accounts	**$18,658.86**	**$17,699.93**
Accounts Receivable		
Accounts Receivable (A/R)	-1,134.96	-1,134.96
Total Accounts Receivable	**$ -1,134.96**	**$ -1,134.96**
Other Current Assets		
Due from Member	10,337.27	10,337.27
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$10,337.27**	**$10,337.27**
Total Current Assets	**$27,861.17**	**$26,902.24**
Fixed Assets		
Accumulated Amortization	-1,369.00	-856.00
Accumulated Depreciation	-33,404.00	-21,656.00
Equipment Purchase	19,009.53	19,009.53
Leasehold Improvements	98,518.62	98,518.62
Organizational Costs	5,188.79	5,188.79
Start Up Costs	2,511.62	2,511.62
Total Fixed Assets	**$90,455.56**	**$102,716.56**
Other Assets		
Prepaid Deposits	17,897.55	17,897.55
Total Other Assets	**$17,897.55**	**$17,897.55**
TOTAL ASSETS	**$136,214.28**	**$147,516.35**

AGS Hospitality LLC

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	126.40	126.40
Total Accounts Payable	**$126.40**	**$126.40**
Credit Cards		
chase credit	0.00	19,735.04
Total Credit Cards	**$0.00**	**$19,735.04**
Other Current Liabilities		
Line of Credit	0.00	
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$126.40**	**$19,861.44**
Long-Term Liabilities		
Loans from Shareholders	145,772.65	145,772.65
Total Long-Term Liabilities	**$145,772.65**	**$145,772.65**
Total Liabilities	**$145,899.05**	**$165,634.09**
Equity		
Opening Balance Equity	0.00	0.00
Owner Draw	0.00	
Owner's Investment	0.00	0.00
Owner's Pay & Personal Expenses	0.00	0.00
Retained Earnings	-18,117.74	-18,861.21
Net Income	8,432.97	743.47
Total Equity	**$ -9,684.77**	**$ -18,117.74**
TOTAL LIABILITIES AND EQUITY	**$136,214.28**	**$147,516.35**

AGS Hospitality LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,432.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	513.00
Accumulated Depreciation	11,748.00
chase credit	-19,735.04
Line of Credit	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,474.04**
Net cash provided by operating activities	**$958.93**
FINANCING ACTIVITIES	
Owner Draw	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$958.93**
Cash at beginning of period	17,699.93
CASH AT END OF PERIOD	**$18,658.86**